June 14, 2013

VIA EDGAR

Ms. Kathleen Collins

Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mail Stop 3561

Washington, D.C.  20549

Re:

FriendFinder Networks Inc.

Form 10-K for the Fiscal Year Ended December 31, 2012

Filed on April 1, 2013

File No. 001-34622

Dear Ms. Collins:

FriendFinder Networks Inc. (the "Company") hereby responds to the Commission Staff's comment letter dated May 31, 2013 regarding the Company's Form 10-K for the fiscal year ended December 31, 2012 (the "Form 10-K").

Please note that for the Staff's convenience, we have recited the Staff's comment in boldface type and provided the Company's response immediately thereafter.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Valuation of Goodwill, Indefinite Intangibles and Other Long-lived Assets, page 44

1.

We note that the fair value of your Internet reporting units in 2012 exceeded each of their carrying values between 34.0% and 45.0%.  Please provide us with the following information as it relates to your fiscal 2012 impairment test:

•

The results of  Step 1 and Step 2 of our impairment test for each of our reporting units;

•

The key assumptions used in performing your analysis (i.e., projections of growth rates and profitability, estimated working capital needs, weighted average cost of capital, discount rates, weighting of valuation approaches, etc.;

•

Tell us how the decline in your revenues, increase in net loss, decline in your market capitalization and our status of default and forbearance on your debt were taken into consideration in developing your assumptions and how they impacted your goodwill impairment analysis under the discounted cash flow and market valuation approaches;

•

How you assigned your outstanding debt to your reporting units pursuant to the guidance of ASC 350-20-35-39 to 40, and;

•

Consider disclosing the names of your reporting units in future filings.

The estimated fair value of the internet reporting units was determined by weighting a combination of the present value of discounted anticipated future operating cash flows and, where available, multiples of revenues and earnings before interest, taxes, depreciation and amortization (“EBITDA”). The estimated fair value of the Social Networking, Live Interactive Video and Premium Content internet reporting units, in which 100% of the Company’s goodwill is located, was $326.3 million, $89.0 million and $17.2 million, respectively as compared to their carrying value of $224.9 million, $66.7 million, and $4.2 million, respectively.  As the fair value of each of the reporting units exceeded its carrying value, goodwill impairment was not indicated and therefore Step 2 calculations were not required.

Ms. Kathleen Collins

United States Securities and Exchange Commission

June 14, 2013

The following table shows the key assumptions used in performing the fair value calculations:

Assumption	Social Networking	Live Interactive Video	Premium Content

Discounted Cash Flow
Discount Rate (3)	16%	19%	19%
Long-term Growth rate	3%	3%	3%
Tax rate	40%	40%	40%
Capital Expenditures	3% of revenue	6% of revenue	6% of revenue
Working Capital	None(1)	None(1)	None(1)

Market Valuation
Trailing twelve months EBITDA	4.0X	N/A(2)	N/A(2)
Projected 12 months EBITDA	4.5X	N/A(2)	N/A(2)
Control Premium	20%	20%	20%

Weighting
Discounted Cash Flow	50%	N/A	N/A
Market Valuation	50%	N/A	N/A

N/A -	Not Applicable
(1)	These reporting units have negative working capital needs resulting from the units’ collection of revenue prior to the delivery of service.
(2)	Due to the lack of comparable company data for these reporting units, a discounted cash flow analysis was used.
(3)	Based on the weighted average cost of capital

The Company’s loss from continuing operations before income tax benefit for the year ended December 31, 2012 ($35,889) was comparable to such loss for the year ended December 31, 2011 ($34,326).  The decline in revenue in 2012 is attributable to a decline in internet subscription based service, principally in Europe as a result of adverse global economic conditions.  The Company believes that such conditions have begun to improve and anticipates a long-term growth rate of 3% in its assumptions. Such rate is similar to historical growth patterns experienced before the economic decline.  The Company’s internet reporting units experienced declines in revenue and EBITDA during 2012.   Due to this decline in revenue and EBITDA, the Company lowered its estimates of future cash flows used in the discounted cash flow and market multiple models for the internet reporting units, which resulted in lower fair values for these units in 2012 relative to 2011. The fair value of the Social Networking, Live Interactive Video, and Premium Content internet reporting units used for goodwill impairment testing in 2011 was $372 million, $133 million and $17.5 million, respectively or a decline in fair value of $45.7 million, $44 million, and $0.3 million, respectively.  However, despite these declines, in 2012 the Social Networking, Live Interactive Video and Premium Content reporting units reported EBITDA of $59.2 Million, $18.1 million, and $1.7 million respectively which served as the basis for developing assumptions as to anticipated future operating cash flows.

The Company’s events of default on its New First Lien Notes and its Cash Pay Second Lien Notes are attributable to its voluntary failure to make excess cash flow payments as reduction of principal on the notes.  Further, management currently anticipates it will be able to restructure or refinance its debt including its Non-Cash Pay Second Lien Notes.  The effects of these events of default were considered in developing the cash flow estimates used in the discounted cash flow and market multiple analyses.  However, the Company does not believe those events of default have a significant effect on the fair value of the internet reporting units because of the following reasons:

•

The New First Lien Notes, Cash Pay Second Lien Notes and Non-Cash Pay Second Lien Notes are restructured financing instruments arising primarily from the acquisition of Various, Inc. in 2007.  These Notes are not currently being, and have not historically been, used to fund the operations of the reporting units.  For this reason, these Notes have not been assigned to the individual reporting units pursuant to the guidance in ASC 352-20-35-39 to 40.

Ms. Kathleen Collins

United States Securities and Exchange Commission

June 14, 2013

•

The internet reporting units are significant positive cash flow generators for the Company and the forecasted operations of those units are anticipated to continue to fund any necessary future capital expenditures.  Given this, the defaults of the New First Lien Notes and Cash Pay Second Lien Notes did not have a significant effect on either the forecasted cash flow estimates or the overall measurement of the fair value of the internet reporting units.

•

The fair value measurements produced by the application of the discounted cash flow and market multiples methods represents the amounts the Company believed they would receive in a sale of the reporting units in an orderly transaction to a market participant on the measurement date.  This belief is primarily based on the significant amount of cash flows these internet reporting units continue to produce.  Because the financial difficulties resulting from default and forbearance have no effect on the operations of the internet reporting units, as discussed above, the fair value to be received from a market participant for those units should not be significantly affected.

Although the default and forbearance of the New First Lien Notes and Cash Pay Second Lien Notes did not have a significant negative effect on the fair value of the internet reporting units, it did have an effect on the overall market capitalization of the Company.  Because the Company has consistently used a discounted cash flow or market multiple method for measuring the fair value of its internet reporting units, the decline in market capitalization experienced by the Company due to the default and forbearance did not directly impact the fair value measurement of those units.  However, as recommended by the SEC, when the Company performed its original impairment analysis, it reconciled the fair value of its reporting units used for impairment purposes to the market capitalization of its common stock plus the estimated value of its debt to corroborate the fair value of reporting units used for impairment purposes. The debt was added to the market capitalization of the Company’s common stock because the reporting units do not include an allocation of debt for the reasons previously mentioned and the reporting units fair value was based on future operating cash flows and, where applicable, EBITDA, both of which are computed before deducting interest on debt.

The sum of the fair value of the Company’s reporting units (including Entertainment units which have no goodwill) was estimated to be $438.5 million which implies a debt plus equity or Market Value to Invested Capital (“MVIC”) to EBITDA multiple of 5.5x ($438.5 million MVIC/$79.3 million EBITDA).  The trading value of the Company’s equity was $22.9 million and the trading value of the Company’s debt, (which is believed to reflect the default and forbearance in place on the date at which the goodwill impairment calculations were made) which was based on very limited trading activity for the Company’s Non-Cash Pay Second Lien Notes(1), was $240.9 million or a total trading value of the equity and debt of $263.8 million which implies a MVIC to EBITDA multiple of 3.3x ($263.8 million MVIC/$79.3 million EBITDA).  This multiple seemed unreasonably low based on the Company’s analysis of several transactions and the median MVIC to EBITDA multiple for these transactions of 6.5x.  Therefore, the Company also considered the trading value of the equity plus the book value of the debt which aggregated to $522.6 million or 6.3x EBITDA.  The Company then used an average of the trading and book values of the debt and the trading value of the equity.  Utilizing a 20% control premium to the average of the trading and book values of the debt and the trading value of the equity implies an MVIC of $471.8 million, or 5.7x EBITDA which exceeds the estimated value of the reporting units of $438.5 million and accordingly, the Company believes that the sum of the fair value of its reporting units is reasonably corroborated.

In accordance with the guidance in ASC 352-20-35-39 to 40, the Company did not assign any of its outstanding debt to its reporting units as the debt does not relate to the operation of its reporting units and, as fair value of reporting units is based on future operating cash flows or, where applicable, EBITDA, is not considered in determining the fair value of its reporting units.

In future filings the Company will disclose the names of its reporting units.

(1)

It should be noted that there is a concentration of ownership of the Non-Cash Pay Second Lien Notes in that a stockholder of the Company holds approximately 75% of the outstanding principal amount.

Ms. Kathleen Collins

United States Securities and Exchange Commission

June 14, 2013

Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm, page 69

2.

We note the Report of Independent Registered Public Accounting Firm does not include the city and state where issued. Please amend to provide an audit opinion containing the city and state of your accountant pursuant to Rule 2-02(a) of Regulation S-X.

Upon the resolution of the other comments in this letter, the Company intends to file an amended Form 10-K to include an audit report that includes the city and state where the auditor's report was issued.

Note I. Acquisitions and Dispositions, page 84

3.

Please explain further the company's decision to purchase JigoCity in September 2011 and then close its operations less than six months later.  Also, tell us whether any relationships exist, business or otherwise, between Anthony Bobulinski and the company, its management, or its significant shareholders or debt holders.

The Company purchased the JigoCity business in order to expand the Company’s operations into the area of social commerce which the Company believed presented expansion opportunities and cross-marketing synergies with our core business social networking websites; however, the amount of capital needed to develop the social commerce business platform and operate its offices internationally exceeded our expectations.  Support of the social commerce business unit required us to take working capital away from profitable lines of business in order to support the global operations of the social commerce business unit.  Beginning in the first quarter of 2012, due to an overall decline in our profitability during the second half of 2011, the Company took steps to reduce its operating cost structure in an effort to improve profitability and increase shareholder value which included suspension of operations of the social commerce business unit.

Mr. Anthony Bobulinski, through Global Investment Ventures LLC (“Global”), an entity wholly-owned and managed by Mr. Bobulinski, made his initial acquisition of the Company's common stock in connection with the JigoCity acquisition and is currently a holder of the Company’s common stock and warrants to purchase common stock.  Global owns (i) 687,820 shares of common stock (as of March 31, 2013) or approximately 2% of our outstanding common stock, (ii) warrants to purchase 190,359 shares of common stock at $5.00; and (iii) warrants to purchase 198,411 shares of common stock at $6.00.

Other than the equity ownership set forth above, there is no other relationship between Mr. Bobulinski and the Company or its management, and we do not have knowledge as to any relationship between Mr. Bobulinski and the Company's significant shareholders or debt holders.

Exhibit 23.1

4.

The consent of your independent registered public accounting firm is not signed by your accountant.  Please amend to provide a consent that is signed by your accountant pursuant to Item 601 of Regulation S-K.

The Company confirms that it has a signed copy of EisnerAmper LLP's consent.  Upon the resolution of the other comments in this letter, the Company intends to file an amended Form 10-K to include a consent with the conformed signature of EisnerAmper LLP.

Ms. Kathleen Collins

United States Securities and Exchange Commission

June 14, 2013

In connection with responding to the Staff's comments, we acknowledge that:

•

the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•

the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe the responses provided above address the Staff's comments.  If you have any questions, please call me at (561) 912-7028.

Sincerely,

/s/ Ezra Shashoua

Ezra Shashoua
Chief Financial Officer

cc:

Ms. Melissa Feider